November 5, 2019

VIA EDGAR AND COURIER

Eric Atallah

Kevin Kuhar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:	Ra Medical Systems, Inc. Form 10-K For the Fiscal Year Ended December 31, 2018 Filed March 15, 2019 Form 8-K filed August 12, 2019

File No. 001-38677

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 25, 2019, to Andrew Jackson, Interim Chief Executive Officer and Chief Financial Officer of Ra Medical Systems, Inc. (the “Company”), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 15, 2019, and the Current Report on Form 8-K filed on August 12, 2019.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, the Company's response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR this letter responding to the Staff’s comments.

Form 8-K filed August 12, 2019

Exhibit 99.1
Manufacturing Update

1.

We note your response to prior comment 3. Please confirm you will revise future filings to expand your disclosure and provide a robust and comprehensive discussion of the issues you encountered in the catheter manufacturing process and your policies for testing and impairing catheters during the production process consistent with your response to our comment.

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Staff of the Securities and Exchange Commission

Re: Ra Medical Systems, Inc.

November 5, 2019

Response: The Company acknowledges the Staff’s comment and confirms that the Company will revise future filings to expand its disclosure and provide a robust and comprehensive discussion of the issues the Company has encountered in the catheter manufacturing process and its policies for testing and impairing catheters during the production process that is substantially consistent with the Company’s response to the Staff’s comment.

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8961079_2.docx

Staff of the Securities and Exchange Commission

Re: Ra Medical Systems, Inc.

November 5, 2019

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 681-2515.

Sincerely,

RA MEDICAL SYSTEMS, INC.

/s/ Daniel L. Horwood

Daniel L. Horwood

General Counsel and Secretary

cc:Andrew Jackson, Ra Medical Systems, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Bruce Rucks, Deloitte & Touche LLP

8961079_2.docx